tns™

[redacted]

05012787

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

SEC MAIL RECEIVED PROCESSING
NOV 21 2005
WASH. D.C. 213 SECTION

17 November 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company No. 00912624 – Form 88(2) Return of Allotment of Shares.
2. Taylor Nelson Sofres plc – Company No. 0012624 – Form 88(2) Return of Allotment of Shares.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Jackie Stevens

Enc.

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

11/23

F/N: 82-4668

Blueprint 2000 Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00912624

Company Name in full TAYLOR NELSON SOFRES plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	10	2005	31	10	2005

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	67,000		
Nominal value of each share	5 PENCE EACH		
Amount (if any) paid or due on each share *(including any share premium)*	86·25 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

F/N: 82-4668

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BANK OF NEW YORK	Class of shares allotted: ORDINARY	Number allotted: 40,000
Address: CREST ID BO 01 ONE CANADA SQUARE LONDON		
UK postcode: E14 5AL		
Name: CAZENOVE NOMINEES LTD	Class of shares allotted: ORDINARY	Number allotted: 20,947
Address: PARTICIPANT ID 142 Cn DESIGNATED ESOS MEMBER A/C ESO 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name: JULIE BEVAN	Class of shares allotted: ORDINARY	Number allotted: 6,053
Address: CLARKES COTTAGE CHURCH STREET WEST CHILTINGTON WEST SUSSEX		
UK postcode: RH20 2JW		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** ______

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOROTHY GBAGONAH
TNS, WESTGATE, LONDON W5 1UA
Tel 020 8967 4655

F/N: 82-4668

Blueprint 2000 Company Secretary

88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00912624

Company Name in full TAYLOR NELSON SOFRES plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	10	2005	31	10	2005

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,590		
Nominal value of each share	5 PENCE EACH		
Amount (if any) paid or due on each share *(including any share premium)*	2·00 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

F/N:82-4668.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PATRICIA MARCAR Address: 59 BEVERLEY GARDENS WEMBLEY PARK MIDDX UK postcode: HA9 9RB	ORDINARY	337
Name: PAULA RINKER Address: P.O. BOX 152 DEXTER OREGON USA 97431 UK postcode:	ORDINARY	1,530
Name: GREENWOOD NOMINEES Address: CREST AC. 142 GN MEMBER AC NONCFM 20 MOORGATE LONDON UK postcode: EC2R 6DA	ORDINARY	723
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date ______

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOROTHY GBAGONAH
TNS, WESTGATE, LONDON W5 1UA
Tel 020 8967 4655